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The Company has five wholly owned subsidiaries: Property Transaction
Network, Preference America Mortgage Network and Monument Mortgage, Inc., Finet Corporation and FWC Shell Corporation, Inc. FWC Shell Corporation, Inc. has three wholly owned subsidiaries: RPM Mortgage, Inc., RPM Fremont, Inc. and RPM Affiliates, Inc. All subsidiaries are California corporations. Finet Corporation and FWC Shell Corporation, Inc. and its subsidiaries are inactive. As a result of the reverse acquisition of Monument Mortgage, Inc. by Finet, Finet Correspondent, Inc., a wholly owned inactive subsidiary, became Monument Mortgage, Inc.